Crema Co
A Delaware Corporation

Financial Statements (Unaudited) and Independent Accountant's Review Report
December 31, 2016 and 2015

Crema Co

TABLE OF CONTENTS



To the Stockholders of
Crema Co
Wilmington, Delaware

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

We have reviewed the accompanying financial statements of Crema Co (the "Company"), which comprise the balance sheets as of December 31, 2016 and 2015, and the related statements of operations, changes in stockholders' equity (deficiency), and cash flows for the year ended December 31, 2016 and the period from February 13, 2015 (inception) to December 31, 2015, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 3, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Artesian CPA, LLC

Artesian CPA, LLC

Denver, Colorado
May 5, 2017

Artesian CPA, LLC
1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

CREMA CO

BALANCE SHEETS (UNAUDITED)
As of December 31, 2016 and 2015

	2016	2015
ASSETS		
Current Assets:		
Cash and equivalents	$ 49,669	$ 18,970
Accounts receivable	108	-
Inventory	11,730	1,529
Prepaid expense	246	1,132
Total Current Assets	61,753	21,631
Non-Current Assets	-	-
TOTAL ASSETS	$ 61,753	$ 21,631
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY)		
Liabilities:		
Current Liabilities:		
Accounts payable	$ 4,729	$ 5,486
Advances from related party	-	1,268
KISS liability	150,000	-
SAFE agreements	175,000	150,000
Other liabilities	14,957	6,554
Total Current Liabilities	344,686	163,308
Total Long-Term Liabilities	-	-
Total Liabilities	344,686	163,308
Stockholders' Equity (Deficiency):		
Common stock, $0.0001 par, 10,000,000 shares authorized, 4,090,500 and 3,090,500 shares outstanding, 3,457,167 and 3,090,500 shares vested at December 31, 2016 and 2015, all respectively.	409	309
Additional paid-in capital	82	82
Accumulated deficit	(283,424)	(142,068)
Total Stockholders' Equity (Deficiency)	(282,933)	(141,677)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY)	$ 61,753	$ 21,631

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

CREMA CO
STATEMENTS OF OPERATIONS (UNAUDITED)
For the year ended December 31, 2016 and the period from February 13, 2015 (inception) to December 31, 2015

		2016		2015
Revenues, net	$	47,877	$	6,740
Cost of net revenues		(32,361)		(6,578)
Gross Profit		15,516		162
Operating Expenses:				
General and administrative		126,716		129,189
Sales and marketing		30,156		13,041
Total Operating Expenses		156,872		142,230
Loss from operations		(141,356)		(142,068)
Other Income (Expense):				
Interest expense		-		-
Total Other Income (Expense)		-		-
Provision for Income Taxes		-		-
Net Loss	$	(141,356)	$	(142,068)

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

CREMA CO
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIENCY) (UNAUDITED)
For the year ended December 31, 2016 and the period from February 13, 2015 (inception) to December 31, 2015

	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Equity (Deficiency)
	Number of Shares	Amount			
Balance at February 13, 2015 (inception)	-	$ -	$ -	$ -	$ -
Issuance of common stock to founder	3,000,000	300	-	-	300
Exercise of stock options	90,500	9	82	-	91
Net loss	-	-	-	(142,068)	(142,068)
Balance at December 31, 2015	3,090,500	309	82	(142,068)	(141,677)
Issuance of restricted stock to director	1,000,000	100	-	-	100
Net loss	-	-	-	(141,356)	(141,356)
Balance at December 31, 2016	4,090,500	$ 409	$ 82	$ (283,424)	$ (282,933)

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

CREMA CO
STATEMENTS OF CASH FLOWS (UNAUDITED)
For the year ended December 31, 2016 and the period from February 13, 2015 (inception) to December 31, 2015

	2016	2015
Cash Flows From Operating Activities		
Net Loss	$ (141,356)	$ (142,068)
Adjustments to reconcile net loss to net cash used in operating activities:		
Changes in operating assets and liabilities:		
(Increase)/Decrease in accounts receivable	(108)	-
(Increase)/Decrease in inventory	(10,201)	(1,529)
(Increase)/Decrease in prepaid expenses	886	(1,132)
Increase/(Decrease) in accounts payable	(757)	5,486
Increase/(Decrease) in related party advances	(1,268)	1,268
Increase/(Decrease) in other liabilities	8,403	6,554
Net Cash Used In Operating Activities	(144,401)	(131,421)
Cash Flows From Investing Activities		
Net Cash Provided By Investing Activities	-	-
Cash Flows From Financing Activities		
Issuance of KISS	150,000	-
Issuance of SAFE	25,000	150,000
Proceeds from sale of common stock	100	300
Proceeds from exercise of stock options	-	91
Net Cash Provided By Financing Activities	175,100	150,391
Net Change In Cash	30,699	18,970
Cash at Beginning of Period	18,970	-
Cash at End of Period	$ 49,669	$ 18,970
Supplemental Disclosure of Cash Flow Information		
Cash paid for interest	$ -	$ -

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

NOTE 1: NATURE OF OPERATIONS

Crema Co (the "Company"), is a corporation organized February 13, 2015 under the laws of Delaware. Crema Co is a marketplace that enables coffee drinkers to discover and subscribe to craft coffee beans from small-batch roasters across the U.S.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

Inventory

Inventory is stated at the lower of cost or market and accounted for using the weighted average cost method. The inventory balances as of December 31, 2016 and 2015 consist of products, supplies, and packaging.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are carried at their estimated collectible amounts. Accounts receivable are periodically evaluated for collectability based on past credit history with clients and other factors. Provisions for losses on accounts receivable are determined on the basis of loss experience, known and inherent risk in the account balance, and current economic conditions. As of December 31, 2016 and 2015, the Company carried receivables of $108 and $0, respectively, and recognized no allowances against such.

Property and Equipment

Property and equipment are recorded at cost when purchased. Depreciation is recorded for property and equipment using the straight-line method over the estimated useful lives of assets. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. As of December 31, 2016 and 2015, the Company held no capitalized property and equipment and as such has recorded no depreciation expense during the periods ended December 31, 2016 and 2015.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. The Company typically collects revenue upon sale and recognizes the revenue when all materials have been delivered.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC 718, *Compensation - Stock Compensation*. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

CREMA CO
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
As of December 31, 2016 and 2015 and for the periods ended

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized.

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future. The Company had net operating loss carryforwards of $244,579 and $141,159 as of December 31, 2016 and 2015, respectively. The Company pays Federal and state taxes at a blended rate of 34%, and has used this effective rate to derive net tax assets of $83,157 and $47,994 as of December 31, 2016 and 2015, respectively, resulting from its net operating loss carryforwards and book to tax differences related to depreciation. Due to uncertainty as to the Company's ability to generate sufficient taxable income in the future to utilize the net operating loss carryforwards before they begin to expire in 2035, the Company has recorded a full valuation allowance to reduce the net deferred tax assets to zero as of December 31, 2016 and 2015.

The Company files U.S. federal and state income tax returns. All tax returns have been filed to date. All tax periods since inception remain open to examination by the taxing jurisdictions to which the Company is subject.

NOTE 3: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that has not yet generated profits, has sustained net losses of $141,356 and $142,068 during the periods ended December 31, 2016 and 2015, respectively, and has an accumulated deficit of $283,424 and $142,068 as of December 31, 2016 and 2015, respectively. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts.

These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 4: FINANCING ARRANGEMENTS

KISS Agreements

On November 8, 2016, the Company entered into a KISS agreement (Keep it Simple Security) with a third party for $150,000. The instrument has no set maturity or interest rate.

If and upon a qualified financing where the Company sells preferred stock for total proceeds of $1,000,000 or greater, the instrument's face value will automatically convert to a 6% interest in the fully diluted capitalization of the Company.

If and upon a corporate transaction in which a shift of at least 50% of controlling interests occurs, the KISS becomes convertible into the target interest of 6% of the Company's fully diluted capitalization, or becomes payable to the noteholder. Such funds in this case would take priority over any other cash distributions.

If neither of the aforementioned conversions have occurred prior to the eighteen-month anniversary of the instrument, the noteholder may elect to convert the KISS into 6% of the Company's fully diluted capitalization.

In connection with the issuance of this instrument, the investor reduced the proceeds by $37,500 as various pertinent consulting and support fees. Since the instrument has no set maturity date and the Company cannot predict the occurrence of future events, the Company fully recognized the $37,500 as general and administrative expense in 2016.

As of December 31, 2016, the KISS had not been converted and remained outstanding in the full principal amount. The Company analyzed the note for beneficial conversion features, and concluded the conversion terms did not constitute beneficial conversion features.

NOTE 5: STOCKHOLDERS' EQUITY

Common Stock

The Company has authorized 10,000,000 shares of its $0.0001 par value common stock. The Company has reserved 550,000 shares of common stock for issuance under the 2015 Stock Incentive Plan.

On February 27, 2015 (inception), the Company's founder purchased 3,000,000 shares of common stock for $300. These shares were not subject to restriction.

In April and May 2015, two advisors exercised 90,500 stock options to purchase 90,500 shares of common stock for total proceeds of $91.

On February 16, 2016, the Company issued 1,000,000 shares of common stock to a director of the Company for $100 total proceeds under a restricted stock purchase agreement. The agreement called for immediate vesting of 200,000 shares, with the remainder vesting at 1/48 per month over the next 48 months. Vesting activity is summarized as follows:

Shares issued 2016	1,000,000
Less: vested 2016	(366,667)
Unvested, December 31, 2016	633,333
Future vesting will occur as follows:	
2017	200,000
2018	200,000
2019	200,000
2020	33,333
Total future vesting	633,333

As of December 31, 2016 and 2015, 4,090,500 and 3,090,500 shares of common stock were issued and outstanding, of which 3,457,167 and 3,090,500 had vested, all respectively.

SAFE Agreements

In 2016 and 2015, the Company issued simple agreements for future equity (SAFE Agreement) in exchange for cash investments of $25,000 and $150,000, respectively. The SAFE Agreements entitle the holder to convert the SAFE agreements into the Company's preferred stock (this classification of stock has not yet been authorized or established). The terms provide for automatic conversion of the SAFE agreements' purchase amounts totaling $175,000 as of December 31, 2016 (the "Purchase Amount") into the Company's preferred stock if and upon a qualified equity financing event, which is generally defined as a transaction or series of transactions involving the issuance of the Company's preferred stock at a fixed pre-money valuation. The number of shares of preferred stock the SAFE agreement converts into is the Purchase Amount divided by the price per share determined by either: a) a $2,500,000 pre-money valuation on the Company's then outstanding capitalization (as further defined in the agreements), or b) a 30% discount to the share pricing in the triggering equity financing.

In the case of a liquidation event (as defined in the SAFE agreement), the SAFE agreement is convertible into either: A) cash of the Purchase Amount; B) the number of shares determined by dividing the Purchase Amount by the Company's then outstanding capitalization (as defined in the agreement).

The SAFE agreements provide holders with various additional protections, including preferences over unitholders in a dissolution event for payment of the Purchase Amount and anti-dilution protections. If the SAFE agreement converts into the Company's preferred stock, it will have all the same rights and privileges of the preferred stock from the triggering financing, except that the liquidation preference will be equal to the Purchase Amount.

NOTE 6: SHARE-BASED PAYMENTS

Stock Plan

On February 27 2015, the Company approved its 2015 Stock Incentive Plan (the "Plan") to provide employees, officers, non-employee directors, contractors, and consultants to the Company with stock based awards. The Company has reserved 550,000 shares of common stock for issuance under the Plan. As of December 31, 2016 and 2015, 447,500 and 418,828 shares were available for issuance under the Plan.

The Company measures employee stock-based awards at grant-date fair value and recognizes employee compensation expense on a straight-line basis over the vesting period of the award. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions, including the fair value of the Company's common stock, and for stock options, the expected life of the option, and expected stock price volatility. The Company used the Black-Scholes option pricing model to value its stock option awards. The assumptions used in calculating the fair value of stock-based awards represent management's best estimates and involve inherent uncertainties and the application of management's judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

The expected life of stock options was estimated using the "simplified method," which is the midpoint between the vesting start date and the end of the contractual term, as the Company has limited historical information to develop reasonable expectations about future exercise patterns and employment duration for its stock options grants. The simplified method is based on the average of the vesting tranches and the contractual life of each grant. For stock price volatility, the Company uses comparable public companies as a basis for its expected volatility to calculate the fair value of options grants. The risk-free interest rate is based on U.S. Treasury notes with a term approximating the expected life of the option. The estimation of the number of stock awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from the Company's current estimates, such amounts are recognized as an adjustment in the period in which estimates are revised.

A summary of information related to stock options for the periods ended December 31, 2016 and 2015 is as follows:

	December 31, 2016		December 31, 2015	
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Outstanding - beginning of year	12,000	$ 0.001	-	$ 0.001
Granted	40,672	$ 0.001	209,000	$ 0.001
Exercised	-	$ 0.001	(90,500)	$ 0.001
Forfeited	(12,000)	$ 0.001	(106,500)	$ 0.001
Outstanding - end of year	40,672	$ 0.001	12,000	$ 0.001
Exercisable at end of year	12,813	$ 0.001	-	$ 0.001
Weighted average duration to expiration of outstanding options at year-end	3.5		3.5	

The Company calculated its estimate of the value of the stock compensation granted during the periods ended December 31, 2016 and 2015 under FASB ASC 718, and concluded the value of these options was immaterial and therefore did not record compensation costs related to the stock option grants.

NOTE 7: CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

NOTE 8: RECENT ACCOUNTING PRONOUNCEMENTS

In July 2014, the FASB issued the ASU No. 2015-11 on "Inventory (Topic 330): Simplifying the Measurement of Inventory", which proposed that inventory should be measured at the lower of cost and the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. These amendments are based on existing guidance that requires measuring inventory at the lower of cost or market to consider the replacement cost of inventory less an approximately normal profit margin along with net value in determining the market value. It is effective for reporting periods beginning after December 15, 2016. Management is assessing the impact of this pronouncement on our financial statements.

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 9: SUBSEQUENT EVENTS

<u>SAFE Agreements</u>

In February and March 2017, the Company obtained financing through the issuance of three additional SAFE agreements totaling $30,000, of which one included an amendment for the investor to purchase additional shares pro-rata to the quantity of shares purchased under the $10,000 instrument.

<u>Management's Evaluation</u>

Management has evaluated subsequent events through May 5, 2017, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.